UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 14, 2022

Juva Life Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada

State or other jurisdiction of incorporation or organization

N/A

(I.R.S. Employer Identification No.)

Suite 1400, 885 West Georgia Street, Vancouver, BC V6C 3E8

(Full mailing address of principal executive offices)

(833) 333-5882

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one common share and one-half of one common share purchase warrant, and common shares underlying warrants.

Item 9. Other Events

Effective June 14, 2022, Juva Life Inc., a British Columbia, Canada corporation (the “Company”), entered into a Loan Agreement (the “Loan Agreement”) by and among Pelorus Fund REIT, LLC, as lender (the “Lender”), San Juan Building LLC, Juva Stockton, Inc., Juva RWC, Inc. and Juva Retail RWC, Inc., subsidiaries of the Company, as borrowers (the “Subsidiary Borrowers”), the Company and Juva Life, Inc., a California corporation and wholly-owned subsidiary of the Company, as guarantors (together with the Subsidiary Borrowers, the “Company Group”), and certain officers of the Company, as limited guarantors.
Pursuant to the Loan Agreement, the Subsidiary Borrowers received debt financing in the amount of $11,827,000, enabling the Company Group to acquire the property housing its Stockton, California facility (which closed at or around the same time as the closing of the Loan Agreement) and further its clinical research and development programs with respect to its two novel compounds, Juva-019 and Juva-041. Additionally, the loan proceeds will be used, in part, for retail location renovation and startup expenses, contractor payments, repayment of outstanding loans from officers of the Company Group, and general corporate and working capital purposes. The loan accrues interest at 11.5% plus SOFR and matures on June 14, 2025, subject to extension for up to one year. The Subsidiary Borrowers may prepay the loan in whole, but not in part, subject to a prepayment premium.
The primary purpose of the debt financing pursuant to the Loan Agreement is to provide capital to the Company Group to complete the acquisition of its Stockton cultivation facility and to further its clinical research development programs. The financing will also provide the Company Group with the capital needed to finish construction on its downtown Redwood City, California retail location. The debt financing pursuant to the Loan Agreement closed on June 15, 2022.
The Subsidiary Borrowers’ obligations under the Loan Agreement are payable pursuant to a Secured Promissory Note, with payments of interest due on a monthly basis up to and including the maturity date, and the entire outstanding principal balance, together with accrued and unpaid interest, due and payable on the maturity date. The Subsidiary Borrowers’ obligations under the Loan Agreement are secured by the assets of the Company Group, including the underlying real estate assets in Stockton, California and all the personal property assets of the Company Group, pursuant to a Security Agreement made and entered into by the Company Group in favor of the Lender.
The Company Group is subject to various affirmative covenants in the Loan Agreement related to, among other things, financial and operational reporting requirements, as well as negative covenants related to incurring indebtedness, leasing the Stockton property, limitations on distributions to shareholders, and restrictions on certain material transactions involving the sale or transfer of assets or equity interests, mergers, consolidations or other fundamental changes.
The Subsidiary Borrowers paid origination fees in the amount of $354,810 to the Lender and $236,540 to Seed to Sale Funding, who brokered the deal, upon the closing of the Loan Agreement. The Loan Agreement also provides for an exit fee in the amount of $118,270 payable to the Lender on the maturity date or upon earlier acceleration of the loan pursuant to the terms of the Loan Agreement.
In connection with the Loan Agreement, the Company issued a warrant to purchase 2,500,000 common shares of the Company to Pelorus Management Group, LLC, an affiliate of the Lender, exercisable at $0.18 CAD per warrant share. The warrant may be exercised, in whole or in part, at any time after the issuance date (June 14, 2022) and prior to the expiration date, which is the date that is three (3) years after the earliest to occur of (i) payment in full of the obligations under the Loan Agreement, (ii) the maturity date of the loan, or (iii) the occurrence of an event of default under the Loan Agreement or related loan documents which results in the acceleration of the loan. The warrant may be exercised for cash or on a cashless basis in accordance with the terms of the warrant, subject to certain limitations on exercise. The warrant may be assigned by the holder without the Company’s consent, subject to compliance with applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JUVA LIFE INC.

By:	/s/ Douglas Chloupek
Name:	Douglas Chloupek
Title:	Chief Executive Officer

Date: June 27, 2022

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